Mail Stop 3561

May 11, 2007

Jeffrey W. Jones
Chief Financial Officer
Vail Resorts, Inc.
390 Interlocken Crescent, Suite 1000
Broomfield, CO 80021

> **Re:** **Vail Resorts, Inc.**
> **File No. 001-09614**
> **Form 10-K: For the Fiscal Year Ended July 31, 2006**

Dear Mr. Jones:

We have reviewed your April 4, 2007 correspondence and have the following comment. We believe you should revise both your prior and future filings in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please file your response to our comment via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the Fiscal Year Ended July 31, 2006

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows

1. We have reviewed your response to our prior comment number 2. However, we believe that cash outflows related to i) investments in real estate and ii) the development of acquired real estate properties should be classified in the operating activities section of your statement of cash flows, to the extent that such properties are going to be sold to third parties. In this regard, we note from the "Item 1. Business" section of your 10-K that your company – through Vail Resorts Development Company – actively participates in the planning, oversight, marketing, infrastructure improvement and development of real property that is to be sold to third parties. In addition, we note that you i) regard your real estate development activities as a separate <u>operating</u> segment of your company, ii) recognize proceeds from the sale of real property as revenues (and therefore, cash inflows from operating activities), and iii) recognize cash received from real

property sales accounted for under the "deposit method" (i.e., deferred real estate credits) in the operating activities section of your statement of cash flows. Given the aforementioned factors, we do not believe it is appropriate to report the cash outflows associated with the acquisition and/or development of real property that will be sold to third parties in the investing activities section of your statement of cash flows, as such treatment does not appear consistent with the classification of the cash inflows generated from the sale of these properties.

Furthermore, we note from your response that you believe it is appropriate to report cash used for "Investments in real estate" as an investing activity in your statement of cash flows because you believe that the more predominant source of future cash flows attributable to your real estate investments will be derived from your mountain and lodging operations. As such, you believe that the cash outflows are reflective of investments in productive assets. However, it appears that your conclusion is based upon the assumption that cash inflows realized by your mountain and lodging operations will increase due to the proximity of your real estate development projects to your resort operations. In this regard, it appears that your analysis of the predominant source of future cash flows associated with real estate projects that will be developed and then sold is based upon the <u>indirect</u> cash flow benefits that you <u>expect</u> your mountain and lodging operations to experience as a result of the locations of these real estate development projects. However, we do not believe that the indirect cash flow benefits that you expect to receive after the sale of developed real property should outweigh the <u>direct</u> cash flows that will be received from the sale of the developed real property, when A) analyzing the underlying substance of your real estate development activities and B) determining the appropriate cash flow classification of such activities. Furthermore, we note that the indirect cash flow benefits realized by your mountain and lodging operations as a result of your real estate development activities are not realized until after the real property is no longer your asset, and such benefits may not be directly measurable or supportable.

For each of the aforementioned reasons, we believe that you are required to classify your cash outflows in the operating activities section of your statement of cash flows to the extent they relate to "Investments in real estate" which is purchased or is developed to be sold to third parties. As such, please revise the presentation in your consolidated statements of cash flows. In addition, please tell us in detail a) the amount of cash used for investments in real estate that will be reclassified, b) how such amount was determined, c) and the nature and amounts(s) of any significant cash outflows related to your investments in real estate that you plan to continue to report in the investing activities section of your cash flow statement.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3812.

Sincerely,

Michael Fay
Branch Chief